DIGITAL ALLY, INC.

14001 Marshall Drive

Lenexa, KS 66215

Tel: (913) 814-7774

May 8, 2023

VIA EDGAR

Bradley Ecker and Geoffrey Kruczek

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Re: Digital Ally, Inc.
Registration Statement on Form S-3
File No. 333-271358

Dear Mr. Ecker and Mr. Kruczek,

On behalf of Digital Ally, Inc. (the “Company”), this letter responds to comments provided by the staff of the Division of Corporation Finance (the “Staff”), of the Securities and Exchange Commission (the “Commission”) provided to the undersigned on May 3, 2023, regarding the Company’s Registration Statement on Form S-3 (the “Registration Statement”), which was filed on April 20, 2023.

For convenience, the Staff’s comments have been restated below and the Company’s responses are set out immediately under the restated comments. An amendment to the Registration Statement (“Amendment No. 1”) reflecting changes made in response to the Staff’s comments has also been confidentially submitted on this date. Unless otherwise indicated, defined terms used herein have the meanings set forth in Amendment No. 1.

Registration Statement on Form S-3 filed April 20,2023

General

1.	Please ensure that disclosure regarding your planned spin-off transaction is clear as to who is spinning off from whom, and who the final spun-off companies will be. Also revise to clarify the expected timing for the transaction.

Response: The Company acknowledges the Staff’s comment and has revised the language to clarify that the Company is spinning off its ticketing operating segment, Kustom Entertainment, Inc. (“Kustom”). Upon completion of the spin-off, the Company’s stockholders will own equity in two focused and streamlined businesses. The Company has also revised the language to clarify that it may pursue an alternative disposition of Kustom, and to clarify that the transaction is expected to occur in the second half of 2023.

2.	We note that you are offering up to 800,000 Conversion Shares for resale. However, your Selling Stockholders table on page 36 indicates a maximum of 600,000 Conversion Shares are being offered for resale. Please revise or advise. Also revise Exhibit 5.1, as appropriate.

Response: The Company acknowledges the Staff’s comment and has revised the Selling Stockholders table to reflect 800,000 Conversion Shares for resale. The Company respectfully advises the Staff that Exhibit 5.1 did not require revision.

Digital Ally, Inc.

May 8 2023

Please do not hesitate to contact our counsel David Danovitch at (212) 660-3060 and Joseph Segilia at (212) 660-3027 with any questions or comments regarding this correspondence or on Amendment No. 1, concurrently submitted herewith. Thank you.

Sincerely,

Digital Ally, Inc.

By:	/s/ Stanton Ross
Stanton Ross
Chief Executive Officer

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